Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a copy of the materials posted on CPB Inc.'s web site (www.cpbi.com) on April 16, 2003 and that will be presented during an investor conference call and presentation to be held by CPB Inc. on April 17, 2003.

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CPB Inc.

[LOGO]	Merger with	[LOGO]

CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank

April 17, 2003

[LOGO]

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time -consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a standalone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  The key assumptions for such projections are set forth in this presentation.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto.   Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www.sec.gov.   The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to:  CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

Transaction Summary

Consideration per CBBI Share	1.8956 shares of CPB Stock + $21 in cash

Offer Price(1)	$70.00 per CBBI share

Premium Over Closing Price (4/14/03)	54%

Premium Over Unaffected Price (2/25/03)(2)	62%

Implied Transaction Value	$285 million

Pro Forma Ownership(3)	68% CPB; 32% CBBI

Anticipated Closing	Q4-2003

Required Approvals & Conditions	CPB and CBBI shareholders, regulatory approvals, satisfactory due diligence and redemption of CBBI’s poison pill

(1)         Based on CPB stock price of $25.85 on 4/14/03.

(2)         Unaffected Price:  Price the day before CPB began purchasing shares of CBBI in the open market.

(3)         Assumes 7.7 million CPB shares issued to CBBI shareholders.

An Attractive Offer

	CBBI
	4/14/03		Transaction

Price Per Share	$45.60		$70.00	(1)

Price/2002A EPS	13.3	x	20.4	x

Price/2003E EPS(2)	8.6	x	13.1	x

Price/Tangible Book(3)	1.23	x	1.89	x

(1)         Based on CPB stock price of $25.85 on 4/14/03.

(2)         Assumes 2003 EPS of $5.33 (based on projections prepared by CPB Management).

(3)         Based on tangible book of $151M as of 12/31/02.

Good For Hawaii, Local Community & Customers

✓                                      Creates a stronger, locally based and managed bank for Hawaii

•            $2.4B in loans(1); $2.8B in deposits(1); $3.7B in assets(1)

•                                    14% deposit market share in Hawaii(2)

•                                    Provides a strong local alternative to mainland-managed and foreign-owned banks

✓                                      Customers in the local community benefit

•                                    Expanded “fiercely loyal” personalized service

•                                    Added convenience: expanded branch & ATM network

•                                    Broader menu of products and services

•                                    Larger lending capacity

(1)         Pro forma based on CPB and CBBI financials as of 12/31/02.

(2)         Source:  SNL Securities as of 6/30/02.

Shareholders of Both Banks Win

✓                                     Combined bank offers anticipated double-digit EPS accretion

•                                    Consolidation, scale and efficiency result in fully phased-in anticipated annual cost saves of $16 million

✓                                     CBBI shareholders receive 54%(1) premium and over 290%(1)(2) increase in cash dividends

•                                    Opportunity to own a company with an outstanding track record of performance

✓                                     Increased investor visibility & trading liquidity

•                                    Over $600 million pro forma market cap(3)

•                                    NYSE listing

(1)          Based on CPB stock price of $25.85 and CBBI stock price of $45.60 on 4/14/03.

(2)          Assumed reinvestment of cash proceeds in CPB stock at CPB’s share price of $25.85 on 4/14/03.

(3)          As of 4/14/03.

It’s a Logical Fit — and Easy to Integrate

✓    Similar roots and culture

•                    Common roots, post-WWII founding

•                    Local values

•                    Focused on personalized service

✓    Same market

•                    Small and mid-sized businesses, retail customers

•                    Overlapping geography

✓    Common Fiserv based technology platform

CPB:  Our Track Record Makes The Case

CPB Snapshot

[GRAPH]

Assets(1)	$2.0B
Deposits(1)	$1.6B
Market Cap(2)	$410M
ROAE(3)	20.55%
ROAA(3)	1.74%
Price(2)/2003E EPS(4)	12.2	x
Price(2)/Book(5)	2.38	x

(1)         As of 12/31/02.

(2)         As of 4/14/03.

(3)         ROAE:  Return on Average Equity.  ROAA:  Return on Average Assets.  Based on 2002 performance.

(4)         2003E EPS based on FirstCall estimates.

(5)         Book value as of 12/31/02.

CPB Stock Outperforms

[GRAPH]

Source:  FactSet.

Note:  As of 4/14/03.

CPB:  Consistent Earnings Growth

[GRAPH]

CPB:  Rising Returns

[GRAPH]

CPB:  Unmatched Credit Quality

[GRAPH]

CPB:  Strong Deposit Growth

[GRAPH]

CPB:  Superior Efficiency Ratio

[GRAPH]

CPB-CBBI:

A Powerful Combination

CPB-CBBI:  A Great Fit

	CPB	CBBI

Founded in	1954	1959

Operations	24 branches on 4 islands	21 branches on 4 islands

Lead Product	Commercial Mortgage (42% of loans)	Residential Mortgage (42% of loans)

Deposit Rank	#4	#5

Common Heritage	Founded to serve the Japanese-American Community in Hawaii

Market Focus	Become local bank of choice in Hawaii

Opportunity	Proven success at creating value for shareholders	Opportunity for cost savings and performance enhancement

CPB-CBBI:  Well-Positioned for Hawaii Market Leadership

($ in millions)

	CPB	CBBI	Pro Forma

Net Loans	$1,272	$1,134	$2,406

Intangible Assets	—	—	135

Assets	2,028	1,674	3,731

Deposits	1,641	1,163	2,804

Shareholders’ Equity	173	151	395

Note:                   Data as of 12/31/02 except that pro forma assets includes merger adjustments assuming that the transaction had closed then, and pro forma intangible assets and pro forma shareholders’ equity is as of 12/31/03. Pro forma shareholders’ equity includes merger adjustments as well as giving effect to estimated earnings and dividends for 2003.

CPB-CBBI:  Significantly Builds Deposit Market Share in Hawaii

[GRAPH]

Source:  SNL Securities.  Data as of 6/30/02.

CPB-CBBI:  Diversified Loan Portfolio

[GRAPH]

Source: CPB as CBBI financials

Note:  As of 12/31/02.

(1) Excludes Loans Held for Sale

CPB-CBBI:  Strong Core-Deposit Base

[GRAPH]

Source: CPB as CBBI financials

Note:  As of 12/31/02.

Transaction Assumptions

•      Earnings for CPB(1)

•                    $2.12 per share for 2003, $2.32 for 2004, 10% growth thereafter

•              Earnings Projections for CBBI

•                    No due diligence performed on CBBI

•                    No research coverage

•                    Projections based on model prepared by CPB’s management

•              $16 million cost saves

•                    15% of combined operating expenses

•                    75% in 2004, 100% in 2005

•              Core-deposit intangible estimated at $21 million, amortized over 7 years

•              $32 million restructuring charge

•              No revenue enhancements assumed

(1)    Source:  FirstCall.

Key Assumptions in Developing Model for CBBI

($ in millions)

	2001A	2002A	2003E	2004E	2005E
Net Interest Margin (NIM)	4.48%	5.18%	4.93%	4.93%	4.93%
Change in NIM (bps)		70	(25)	—	—
Non-Interest Expense Growth	10	4	4	4	4
Gross Loans	$1,192	$1,062	$1,094	$1,127	$1,160
Growth Rate	(6)%	(11)%	3%	3%	3%
Deposits	$1,138	$1,163	$1,198	$1,234	$1,271
Growth Rate	(7)%	2%	3%	3%	3%
Reserves/Loans	1.57%	2.34%	2.35%	2.36%	2.37%
Net Charge-Offs (NCOs)	$12	$9	$6	$5	$4
NCOs/Average Loans	0.90	0.82	0.55	0.45	0.35

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. The assumptions for the projections may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.

Key Assumptions in Developing Model for CBBI (cont.)

($ in millions)

	2001A	2002A	2003E	2004E	2005E

Total Revenues	$82	$91	$94	$98	$101
Non-Interest Expense	51	53	55	57	59
Earnings before Provision	$32	$39	$40	$42	$42
Provision for Loan Losses	14	17	7	6	5
Net Income	6	14	21	23	24
EPS:
As reported	1.58	3.43	5.33	5.70	6.08
Core(1)	3.39	3.95	5.33	5.70	6.08

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. The assumptions for the projections may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.

(1)          Defined as Net Income plus Extraordinary Charges minus/plus Gain/Loss on Securities (tax-affected at 35%) divided by Average Diluted Shares. See Appendix for reconciliation.

Pro Forma Earnings Impact

($ in millions)

	Projected for Fiscal Year
Earnings Projections	2004	2005

CPB’s Earnings	$38.1	$41.7
CBBI’s Earnings	22.8	24.3
After-Tax Cost Savings	7.8	10.4
CDI Amortization	(3.0)	(3.0)
Other Adjustments(1)	(4.1)	(4.1)
Pro Forma Net Income	$61.6	$69.2

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)          Includes cost of cash component of consideration and restructuring charge. Assumes cost of cash of 6.0%.

Pro Forma EPS Impact

	Projected for Fiscal Year
Earnings Projections	2004	2005
CPB’s Stand Alone GAAP EPS(1)	$2.32	$2.55

Pro Forma GAAP EPS(2)	$2.55	$2.88
Accretion to CPB ($)	$0.23	$0.33
Accretion to CPB (%)	10%	13%

Pro Forma Cash EPS(2)	$2.67	$3.00
Accretion to CPB ($)	$0.35	$0.45
Accretion to CPB (%)	15%	18%

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)          Source: FirstCall.

(2)          Assumed EPS projections for CBBI of $5.70 in 2004 and $6.08 in 2005.

Accretion/Dilution Sensitivity

	2002A	2004E	2005E
Core EPS Projections for CBBI	$3.95	$5.70	$6.08
Annual Growth Since 2002	—	20%	15%

Required CBBI EPS for 0% Accretion	$3.95	$4.30	$4.10
Annual Growth Since 2002	—	4%	1%

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Strong Balance Sheet

($ in millions)

	CPB	CBBI	Pro Forma
Tangible Common/Tangible Assets	8.55%	9.02%	6.86%
Leverage Ratio(1)	8.99	9.03	7.34
Tier 1 Risk-Based Ratio	11.57	12.19	9.68
Total Risk-Based Capital Ratio	12.82	13.46	10.89

NPAs/Loans + OREO	0.18%	1.28%	0.70%
Reserves/Loans	1.88	2.34	2.09

Note:                   Stand-alone data as of 12/31/02; Pro forma as of 12/31/03 except NPAs/Loans + OREO and Reserves/Loans which are as of 12/31/02. Pro Forma based on CPB’s 2003 earnings forecasts (as per FirstCall) and CBBI’s 2003 earnings projections based on model prepared by CPB’s Management. Pro Forma assumes asset growth of 5% annually for CPB and 3% annually for CBBI. Risk weighted assets forecasted to remain a constant percentage of total assets.

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)          Defined as Tier 1 Capital divided by Average Tangible Assets.

Good For Hawaii, Customers & Shareholders of Both Banks

✓                                     Creates a stronger, locally based and managed bank for Hawaii-to better meet unique local needs

✓                                     More customers to enjoy “fiercely loyal” service, added convenience, larger lending limits and a broader menu of products and services

✓                                     Shareholders of both banks win

•                                          Anticipated EPS accretion

•                                          Stronger competitive position

•                                          Attractive premium and cash dividend for CBBI shareholders

•                                          Significant synergies

•                                          Low execution risk

Appendix

Credit Quality

($ in millions)

($ in millions)

	CPB		CBBI		Pro Forma
Non Performing Loans	$0.4		$12.7	(1)	$13.2
Non Performing Assets	2.3		14.9	(1)	17.3
Loan Loss Reserves	24.2		27.1		51.3
Net Charge-Offs	0.5		9.5		10.0

NPL/Loans	0.03%		1.10%		0.54%
NPAs/Loans + OREO	0.18		1.28		0.70
NCOs/Avg. Loans	0.04		0.82		0.41
Reserves/Loans	1.88		2.34		2.09
Reserves/NPL	55.1	x	2.13	x	3.90	x
Reserves/NCOs	52.0	x	2.87	x	5.18	x

Note:      As of 12/31/02.

(1)           Excludes restructured loans.

CBBI’s Core EPS Reconciliation

($ in millions)

	2001	2002
Net Income (as reported)	$6.2	$13.5
Add
Impairment of asset-backed securities (after-tax(1))	6.9	0.9
Realized losses on sale of securities (after-tax(1))	0.1	1.2
Core Net Income	$13.2	$15.5
Average Diluted Shares	3.892	3.935
EPS:
As Reported	$1.58	$3.43
Core	3.39	3.95

(1)   35% assumed tax rate.

Slide 34

Market Share in Key Markets

($ in millions)

Oahu, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	BNP Paribas (First Hawaiian Bank)	$4,442.5	28.5%	18.7%
2	Bank of Hawaii Corp.	4,433.7	28.5	70.5
3	HEI (American Savings)	3,052.6	19.6	81.4
	CPB-CBBI	2,479.3	15.9	91.6
4	CPB Inc.	1,409.3	9.1	90.4
5	CBBI	1,070.0	6.9	93.2
6	Territorial Svgs Group Inc.	433.8	2.8	78.2
7	Finance Factors, Ltd.	332.0	2.1	79.7
8	Hawaii National Bancshares	294.6	1.9	90.3
9	HomeStreet Inc.	61.2	0.4	8.2
10	Orient Bancorporation	48.9	0.3	10.9
	Totals	$15,579.1

Source:  SNL Securities as of 6/30/02.

Market Share in Key Markets

($ in millions)

Maui, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	Bank of Hawaii Corp.	$506.6	32.8%	8.1%
2	BNP Paribas (First Hawaiian Bank)	499.8	32.3	2.1
3	HEI (American Savings)	339.0	21.9	9.0
	CPB—CBBI	109.2	7.1	4.0
4	CPB Inc.	60.3	3.9	3.9
5	CBBI	48.9	3.2	4.3
6	Territorial Svgs Group Inc.	43.7	2.8	7.9
7	Finance Factors, Ltd.	35.8	2.3	8.6
8	Hawaii National Bancshares	13.0	0.8	4.0
	Totals	$1,547.0

Source:  SNL Securities as of 6/30/02.

($ in millions)

Market Share in Key Markets

Big Island, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	Bank of Hawaii Corp.	$509.4	34.5%	8.1%
2	BNP Paribas (First Hawaiian Bank)	502.9	34.1	2.1
3	HEI (American Savings)	234.9	15.9	6.3
	CPB-CBBI	95.7	6.5	3.5
4	CPB Inc.	66.7	4.5	4.3
5	Territorial Savings Group Inc.	61.2	4.2	11.0
6	Finance Factors, Ltd.	38.3	2.6	9.2
7	CBBI	29.0	2.0	2.5
8	Hawaii National Bancshares	18.8	1.3	5.8
9	HomeStreet Inc.	14.0	1.0	1.9
	Totals	$1,475.2

Source:  SNL Securities as of 6/30/02.

($ in millions)

Market Share in Key Markets

Kauai, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	BNP Paribas (First Hawaiian Bank)	$292.0	42.0%	1.2%
2	Bank of Hawaii Corp.	230.0	33.1	3.7
3	HEI (American Savings)	124.2	17.9	3.3
	CPB-CBBI	22.8	3.3	0.8
4	CPB Inc.	22.8	3.3	1.5
5	Territorial Savings Group Inc.	16.1	2.3	2.9
6	Finance Factors, Ltd.	10.6	1.5	2.5
	Totals	$695.7

Source:  SNL Securities as of 6/30/02.

CPB Inc.

[LOGO]	Merger with	[LOGO]

CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank

April 17, 2003